cw

02021623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 42947 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

3/15/02 FV

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SANDALWOOD SECURITIES, INC.

RECD S.E.C.
MAR 07 2002
535

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SANDALWOOD DRIVE
(No. and Street)

LIVINGSTON, NJ 07039
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN J. GROSS (973) 228-5466
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MEISEL, TUTEUR & LEWIS, P.C.
(Name — if individual, state last, first, middle name)

101 EISENHOWER PARKWAY (Address) ROSELAND (City) NEW JERSEY (State) 07068 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 22 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02 S.S

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information**

# OATH OR AFFIRMATION

I, MARTIN J. GROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDALWOOD SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

[signature]
Signature

______________________________
Title

Leslie N. Hyatt
Notary Public

LESLIE N. HYATT
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Dec 5, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANDALWOOD SECURITIES, INC.

DECEMBER 31, 2001

## CONTENTS

Meisel, Tuteur & Lewis P.C.
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Sandalwood Securities, Inc.
Livingston, New Jersey

We have audited the accompanying statement of financial condition of Sandalwood Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sandalwood Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is, additional information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meisel, Tuteur & Lewis, P.C.
MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 22, 2002

101 Eisenhower Parkway • Roseland, NJ 07068-1086
email: mtlcpa.com
Phone: 973-228-4600
Fax: 973-228-6551

## SANDALWOOD SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

### ASSETS

| | |
|---|---|
| Cash | $ 124,138 |
| Advisory income receivable | 510,959 |
| Prepaid expenses | 124,768 |
| Investments | 39,945 |
| Deferred advisory fee income receivable | 2,830,531 |
| Equipment, at cost, net of accumulated depreciation of $6,170 | 41,585 |
| Other assets | 130,450 |
| | $ 3,802,376 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses | $ 175,368 |
| Payroll taxes payable | 18,701 |
| Deferred income taxes | 47,500 |
| | 241,569 |
| Commitments | |
| Stockholders' equity: | |
| Common stock - no par value | |
| Class A - 2,500 shares authorized, 500 shares issued and outstanding | 5,000 |
| Class B - non-voting - 2,500 shares authorized, 2,000 shares issued and outstanding | 20,000 |
| Additional paid-in capital | 2,220 |
| Retained earnings | 3,533,587 |
| Total stockholders' equity | 3,560,807 |
| | $ 3,802,376 |

The accompanying notes are an integral part of these financial statements.

# SANDALWOOD SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| REVENUES | |
| Advisory and management fee income | $ 1,984,660 |
| Interest income | 129,735 |
| Gain from partnership investments | 72,713 |
| Unrealized loss on investment partnerships | (55,813) |
| TOTAL REVENUES | 2,131,295 |
| EXPENSES | |
| Officer's salary | 366,540 |
| Employee compensation and benefits | 181,358 |
| Consulting fees | 103,789 |
| Insurance | 156,972 |
| Licenses and registration fees | 5,098 |
| Marketing | 24,212 |
| Occupancy | 91,391 |
| Professional fees | 76,350 |
| Other expenses | 38,131 |
| TOTAL EXPENSES | 1,043,841 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | 1,087,454 |
| PROVISION FOR INCOME TAXES | |
| Current | 2,380 |
| Deferred | 3,000 |
| TOTAL PROVISION FOR INCOME TAXES | 5,380 |
| NET INCOME | $ 1,082,074 |

The accompanying notes are an integral part of these financial statements.

**SANDALWOOD SECURITIES, INC.**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

| | CLASS A COMMON STOCK | CLASS B COMMON STOCK | ADDITIONAL PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL STOCKHOLDERS' EQUITY |
|---|---|---|---|---|---|
| BALANCES AT JANUARY 1, 2001 | $ 5,000 | 20,000 | 2,220 | 3,039,513 | $ 3,066,733 |
| NET INCOME | - | - | - | 1,082,074 | 1,082,074 |
| DIVIDENDS ON COMMON STOCK | - | - | - | (588,000) | (588,000) |
| BALANCES AT DECEMBER 31, 2001 | $ 5,000 | 20,000 | 2,220 | 3,533,587 | $ 3,560,807 |

The accompanying notes are an integral part of these financial statements.

# SANDALWOOD SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 1,082,074 |
| ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES: | |
| Depreciation | 5,164 |
| Deferred income taxes | 3,000 |
| Gain from partnerships | (72,713) |
| Unrealized loss on investment partnerships | 55,813 |
| Changes in operating assets and liabilities: | |
| Advisory income receivable | 223,123 |
| State income taxes payable | (4,262) |
| Payroll taxes payable | 7,787 |
| Deferred advisory fee income receivable | (1,078,067) |
| Prepaid expenses | 21,046 |
| Advisory fees payable | (360,801) |
| Accrued expenses | 116,325 |
| Other assets | (130,450) |
| TOTAL ADJUSTMENTS TO NET INCOME | (1,214,035) |
| NET CASH USED IN OPERATING ACTIVITIES | (131,961) |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Capital expenditures | (45,340) |
| Distributions received from investment partnerships | 657,906 |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | 612,566 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Dividends paid | (588,000) |
| NET CASH USED IN FINANCING ACTIVITIES | (588,000) |
| NET DECREASE IN CASH | (107,395) |
| CASH - BEGINNING | 231,533 |
| CASH - ENDING | $ 124,138 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | |
| Cash paid for the year for: | |
| Income taxes | $ 6,224 |

The accompanying notes are an integral part of these financial statements.

## 1. NATURE OF OPERATIONS

Sandalwood Securities, Inc. was incorporated under the laws of New Jersey on April 27, 1990. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Investment Advisory Income**
Investment advisory fees are received quarterly and annually but are recognized as earned on a pro rata basis over the term of the contract.

**Income Taxes**
The Company has elected to be treated as an S Corporation for federal and state income tax purposes. Under Section 1362 of the Internal Revenue Code, S corporation income and losses are passed through to the stockholder and included in the stockholder's tax returns. As a result, there is no federal income tax provision and the New Jersey corporate business tax rate has been reduced to 1.33% for the year ended December 31, 2001.

The Company's tax filings are prepared using the cash method of accounting.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily from the accrual method of accounting being used for book purposes and the cash method being used for income tax purposes. The deferred tax liabilities represent the future return consequences of those differences, which will be taxable when the liabilities are settled.

**Equipment**
Equipment is recorded at cost. Depreciation is computed on an accelerated method over the estimated useful life of the asset.

**Investments**
The Company's investments in investment partnerships are stated at the fair market value at each balance sheet date, with unrealized gains and losses, net of tax, reported as a component of the statement of income. Any distributions received from these partnerships are accounted for as a return of capital.

**Use of Estimates in the Preparation of Financial Statements**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

## 3. EQUIPMENT

Equipment is summarized as follows:

| | | Estimated Useful Life |
|---|---|---|
| Leasehold improvements | $ 43,875 | 5 years |
| Furniture and fixtures | 3,880 | 5 years |
| Less: Accumulated depreciation | (6,170) | |
| | $ 41,585 | |

Depreciation expense charged to operations amounted to $5,164 for the year ended December 31, 2001.

## 4. INVESTMENTS

Investments consist of partnership interests at fair value and are summarized as follows at December 31, 2001:

| | Gross Unrealized Gain | Fair Value |
|---|---|---|
| Investment partnerships | $ 23,163 | 39,945 |

The majority stockholder of the Company is the general partner in these investment partnerships.

## 5. COMMON STOCK

The Company amended its Certificate of Incorporation to authorize 5,000 shares to be divided into 2,500 shares Class A and 2,500 shares Non-Voting Class B. In all other ways, the shares are identical in rights and preferences.

## 6. COMMITMENTS

The Company has obligations under operating leases with non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2001, are as listed below:

| | |
|---|---|
| 2002 | $ 39,692 |
| 2003 | 39,692 |
| 2004 | 40,135 |
| 2005 | 42,050 |
| 2006 | 34,756 |
| | $ 196,325 |

Rent expense for the year ended December 31, 2001 was $14,762.

## 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

As the Company does not hold funds or securities for, or owe money or securities to customers and does not carry customer accounts, the minimum net capital requirement, as defined, is $5,000. At December 31, 2001, the Company had net capital of $71,190 which was $51,783 in excess of its required net capital. The Company's net capital ratio was 2.73 to 1.

## 8. DEFERRED ADVISORY FEE INCOME

Effective October 1, 1997, the Company entered into separate deferred advisory fee income agreements that call for the Company to provide advisory services for several investment partnerships and to receive a portion of the general partner's management fee at his discretion. The agreements, which are identical in terms, call for the payments to be deferred until January 1, 2002. The total amount deferred as of December 31, 2001 is $2,830,531. The majority stockholder of the Company is the general partner in these investment partnerships.

## 9. EMPLOYEE BENEFIT PLANS

The Company established a defined contribution pension plan and a profit sharing plan to provide retirement benefits for eligible employees. The Company, at its discretion, may contribute up to ten percent of aggregate compensation of all participants in the defined contribution plan and no more than fifteen percent of aggregate compensation in the profit sharing plan. The Company's contributions vest immediately. For the year ended December 31, 2001, the Company contributed $18,363 to the plans.

## 10. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The amount that was in excess of the insured amount was $22,884 at December 31, 2001. The Company believes it is not exposed to any significant credit risk on cash.

## SANDALWOOD SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

| | |
|---|---|
| STOCKHOLDERS' EQUITY | $ 3,560,806 |
| DEDUCTIONS AND/OR ADDITIONS | |
| Nonallowable assets: | |
| Advisory income receivable | 510,959 |
| Equipment, at cost, net of accumulated depreciation | 41,585 |
| Deferred advisory fee income | 2,830,531 |
| Prepaid expenses | 142,058 |
| TOTAL DEDUCTIONS | 3,525,133 |
| Other allowable credits: | |
| Deferred taxes - current | 7,500 |
| Deferred taxes - non-current | 40,000 |
| TOTAL ADDITIONS | 47,500 |
| NET CAPITAL BEFORE HAIRCUTS ON INVESTMENTS | 83,173 |
| HAIRCUTS ON INVESTMENTS | 11,983 |
| NET CAPITAL | $ 71,190 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | |
| Accrued expenses | $ 175,368 |
| Payroll taxes payable | 18,701 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 194,069 |
| Ratio of aggregate indebtedness to net capital | 2.73 to 1 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | |
| Minimum net capital required | $ 5,000 |
| Excess net capital at 1,500% | $ 66,190 |
| Excess net capital at 1,000% | $ 51,783 |

There are no differences between the computation of net capital above and as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2001.

SCHEDULE II

# SANDALWOOD SECURITIES, INC.

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

## DECEMBER 31, 2001

The Company claims exemption from the requirements of rule 15c3-3 under Section (k)(2)(ii) of the rule.

Meisel, Tuteur & Lewis P.C.
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholders
Sandalwood Securities, Inc.
Livingston, New Jersey

In planning and performing our audit of the financial statements and schedules of Sandalwood Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 Eisenhower Parkway • Roseland, NJ 07068-1086
email: mtlcpa.com
Phone: 973-228-4600
Fax: 973-228-6551

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Securities Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 22, 2002